SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Serono S.A.
(Registrant’s Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  Ö Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Media Release

FOR RELEASE FEBRUARY 1, 2005, 4:01 PM EST

SERONO REPORTS STRONG FULL YEAR 2004 RESULTS - Total revenues grew 21.8% and EPS increased 31.3% -

Rockland, MA, February 1, 2005 - 04:01 pm EST - Serono (virt-x: SEO and NYSE: SRA), the world’s third largest biotechnology company, today reported its fourth quarter and full year results for the period ended December 31, 2004.

Key Points for Full Year 2004

➢	Total revenues up 21.8% to $2,458.1m (+16.1% in local currencies)

➢	Product sales up 17.2% to $2,177.9m (+11.5% in local currencies)

➢	Rebif® sales up 33.1% to $1,090.6m (+25.4% in local currencies)

➢	Reported net income up 26.7% to $494.2m (+21.7% in local currencies)

➢	Reported EPS up 31.3% to $32.35 per bearer share and $0.81 per ADS

➢	Raptiva® registered in key markets and now available in 15 countries

➢	New R&D collaborations with CancerVax and Micromet for novel anti-cancer drug candidates

➢	Significant steps forward in R&D with 6 late-stage clinical development programs on-going (5 Phase III, 1 post-registration head-to-head study)

➢	2005 outlook for product sales growth between 10% and 15%, total revenues of at least $2.6 billion and net income between $520m and $540m

“We had excellent growth in 2004 and made significant investments for our future,” said Ernesto Bertarelli, Chief Executive Officer of Serono. “Going forward we have a number of exciting late-stage development projects to drive our future growth and we will continue to invest in both internal R&D programs and external collaborations to sustain that growth over the longer-term.”

-more-

Fourth Quarter And Full Year Financial Performance

Total revenues increased by 21.8% (+16.1% in local currencies) to $2,458.1m in the full year 2004 (2003: $2,018.6m), and by 20.3% (+15.7% in local currencies) to $679.7m in the fourth quarter (2003: $565.1m).

Worldwide product sales were $2,177.9m in 2004, up 17.2% (2003: $1,858.0m), and up 16.4% to $604.5m in the fourth quarter (2003: $519.3m). Product sales in local currencies grew by 11.5% in 2004 and 11.7% in the fourth quarter.

Royalty and licensing income increased by 74.4% to $280.1m in 2004, representing 11.4% of total revenues (2003: $160.6m), and was up 64.4% to $75.3m (2003: $45.8m) in the fourth quarter due to Serono’s strong intellectual property rights. In the third quarter exceptional license income of $67m was reported and in the fourth quarter Serono received additional license income totaling $11m for the grant of technology licenses to third parties.

Gross margin increased to 86.0% of product sales in 2004 (2003: 85.0%), as a result of a more favorable product mix and continuing manufacturing improvements. In the fourth quarter of 2004, gross margin reached 87.9% (2003: 84.5%).

Selling, General and Administrative expenses were $807.9m or 32.9% of total revenues in 2004 (2003: $636.8m or 31.5% of total revenues), and $234.3m or 34.5% of total revenues in the fourth quarter (2003: $178.9m or 31.7% of revenues). The increase in SG&A as a percentage of revenues in 2004 reflects expenditures related to the launch of Raptiva®, the launch of the Gonal-f® pre-filled pen and the continued investment to drive Rebif® to worldwide market leadership.

Research and Development expenses were $594.8m or 24.2% of total revenues (2003: $467.8m or 23.2% of total revenues) for the full year, and $221.3m or 32.6% of total revenues in the fourth quarter (2003: $124.2m or 22.0% of total revenues). The increase in R&D as a percentage of revenues in 2004, particularly in the fourth quarter, results from the commencement of several external R&D collaborations (e.g. ZymoGenetics, Micromet and CancerVax), as well as significant progress made in R&D. Six late-stage clinical development programs are currently on-going, involving up to 6,500 patients (five Phase III, one post-registration head-to-head study).

Other operating expenses in 2004 were $227.1m (2003: $199.5m), and $66.4m (2003: $49.2m) in the fourth quarter. The increase in other operating expenses results from payments made to third parties related to licensing agreements.

Full year 2004 operating income increased by 20.5% to $524.1m or 21.3% of total revenues (2003: $434.9m or 21.5% of total revenues). In the fourth quarter, operating income was $84.8m or 12.5% of total revenues (2003: $132.4m or 23.4% of total revenues).

-more-

Net financial income was $63.3m in 2004 (2003: $44.0m) and $20.7m in the fourth quarter (2003: $15.2m) as a result of higher returns on our financial assets and foreign exchange gains.

Total taxes in 2004 were $90.9m, representing an overall tax rate of 15.5% of profit before tax (2003: $68.9m, or 15.0% of profit before tax). In the fourth quarter, taxes were $13.9m, or 13.2% of profit before tax (2003: $19.7m or 15.0% of profit before tax).

Reported net income in the full year 2004 was up 26.7% to $494.2m (2003: $390.0m), or 21.7% in local currencies. In the fourth quarter, reported net income decreased 19.6%, or 19.8% in local currencies, to $89.7m (2003: $111.6m) as a result of significant R&D expenses resulting from the commencement of three external R&D collaborations and progress in several late-stage programs.

Basic earnings per share (EPS) were up 31.3% to $32.35 per bearer share (2003: $24.63) and $0.81 per American Depositary Share (ADS) (2003: $0.62). The average number of equivalent bearer shares outstanding for the year ended December 31, 2004 was 15,276,403.

On April 26, 2005, the Board of Directors will propose to the Annual General Meeting a cash dividend of CHF9.0 per bearer share, CHF3.6 per registered share, and CHF0.23 per ADS, representing an increase of 12.5% over the 2003 dividend.

For the full year ended 2004, net cash flow from operating activities was $471.7m (2003: $542.9m).

In 2004, share repurchases were CHF1,017.4m ($833.1m) representing 1,313,644 bearer shares. As of December 31, 2004, there were 14,531,957 outstanding equivalent bearer shares of Serono S.A. The company’s liquid financial assets were $1.8 billion at the end of 2004 providing significant flexibility for non-organic growth.

In 2005, Serono expects product sales to grow between 10% and 15% leading to total revenues of at least $2.6 billion and net income between $520m and $540m based on prevailing currency exchange rates. This outlook does not include expenses related to any new business development transactions or other extraordinary items in 2005.

Neurology

Neurology sales were up 32.1% to $1,123.0m for the full year 2004, and fourth quarter sales were $319.1m. Rebif® reached blockbuster status in 2004 with full year sales up 33.1% (25.4% in local currencies) to $1,090.6m (2003: $819.4m). In the fourth quarter, worldwide sales of Rebif® increased by 32.9% (26.6% in local currencies) to $310.0m (2003: $233.2m). Given the strong performance of Rebif® in 2004, the company is on track to achieve its goal of worldwide market leadership in 2006.

-more-

In 2004, Rebif® was the fastest growing multiple sclerosis (MS) therapy in the US with $295.6m sales for the full year, representing an increase of 56.8% (2003: $188.5m). In the fourth quarter, sales of Rebif® in the US were up 54.5% to $86.0m (2003: $55.7m).

Rebif® continues its market leadership outside the US with 2004 sales increasing by 26.0% to $795.0m (2003: $630.8m). Sales ex-US were up by 26.2% to $224.0m in the fourth quarter (2003: $177.5m).

On January 5th 2005, Serono announced that patient enrolment for a head-to-head study comparing Rebif® with Copaxone® in relapsing remitting MS had been completed. This trial will provide comparative data that will support an evidence-based approach for rational treatment decisions in multiple sclerosis, and Serono expects the data to support Rebif® as a foundation therapy for treatment of multiple sclerosis.

On January 11th 2005, Serono announced that it will initiate a large Phase III study with Mylinax® (oral formulation of cladribine) in Q1 2005. Mylinax® could be the first oral disease modifying treatment for MS to reach the market. This multi-center, multi-national study is designed to assess the effectiveness of Mylinax® in patients with relapsing forms of multiple sclerosis. It will be a two-year, double-blind, placebo-controlled study involving over 1,200 patients.

In 2004, Serono introduced Rebiject II, a new auto-injection device, and an ultra-thin needle for the Rebif® pre-filled syringe. A titration pack has also recently been approved by the FDA simplifying initiation of therapy for new patients.

Reproductive Health

In 2004, sales of Gonal-f® increased by 8.7% (3.6% in local currencies) to $572.7m (2003: $526.9m) and by 2.2% (-1.7% in local currencies) to $151.1m (2003: $147.9m) in the fourth quarter. Excluding Germany which was impacted by government and reimbursement issues, Gonal-f® worldwide sales grew by 17.5% (12.3% in local currencies) in 2004 reflecting the availability of the newly launched Gonal-f® pre-filled pen.

Serono’s core reproductive health portfolio consisting of three recombinant hormones (Gonal-f®, Ovidrel®/Ovitrelle®, Luveris®) and two complementary products (Cetrotide®, Crinone®) grew by 8.5% (3.4% in local currencies) to $645.6m representing 93.3% of total reproductive health sales in 2004. With the approval of Luveris® in the US, the complete portfolio of infertility products is now globally available with the exception of Japan.

New initiatives have been undertaken to raise disease and treatment awareness, such as www.fertility.com and Fertility Lifelines (www.fertilitylifelines.com), educational services that offer customized information and support to people with fertility concerns.

-more-

Growth and Metabolism

Total growth hormone sales increased by 12.3% (8.2% in local currencies) to $269.8m (2003: $240.2m) in 2004 and by 17.3% (13.8% in local currencies) to $76.4m (2003: $65.1m) in the fourth quarter driven by a strong performance of Saizen®.

Saizen® sales increased by 20.2% (13.6% in local currencies) to $182.1m (2003: $151.5m) in 2004, and were up 25.8% (20.4% in local currencies) to $53.2m (2003: $42.3m) during the fourth quarter. Our investment in innovative devices and support tools to improve the management of growth disorders contributed to making Saizen® a popular choice with patients. Saizen® was recently approved by the FDA in Adult Growth Hormone Deficiency (AGHD).

Serostim® sales were $86.8m for the full year (2003: $88.8m), and $22.6m (2003: $22.8m) in the fourth quarter. A Phase III trial of Serostim in HIV-associated adipose redistribution syndrome (HARS) completed recruitment at the end of 2004.

Dermatology

In late September 2004, Raptiva® was approved by the European Commission for the treatment of patients with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or are inappropriate. Raptiva® was the first biological treatment for psoriasis to be authorized for marketing in the 25 countries of the European Union.

Raptiva® is also approved in Switzerland and Australia, as well as Argentina, Mexico and Brazil and is now available in 15 countries. Sales of Raptiva® were $4.9m for the full year, and $3.7m in the fourth quarter. The roll-out of Raptiva® will continue throughout 2005.

Regional Sales

North American sales grew by 20.7% to $837.9m in 2004 (2003: $694.3m). European sales increased by 12.3% to $895.2m (2003: $796.8m). In the rest of the world, sales grew by 21.2% to $444.9m (2003: $367.0m).

In the fourth quarter, North American sales were up 20.8% to $232.7m (Q4 2003: $192.7m) while European sales grew by 8.2% to $247.8m (Q4 2003: $229.0m) and sales in the rest of the world increased by 27.1% to $124.0m (Q4 2003: $97.5m).

-more-

R&D News

Significant steps forward in R&D were made in the last twelve months. Serono now has six late-stage clinical development programs on-going, consisting of five Phase III programs (onercept in psoriasis; interferon-beta in chronic hepatitis C in Asian patients; Serostim® in HIV-associated adipose redistribution syndrome; Canvaxin™ in stage III and IV melanoma and Mylinax® in relapsing forms of MS) and one post-registration head-to-head study comparing Rebif® with Copaxone® in relapsing remitting MS.

In December 2004, Serono announced two significant agreements strengthening its R&D presence in oncology. One collaboration is with CancerVax for the global development and commercialization of Canvaxin™, currently in two Phase III trials for respectively stage III and IV melanoma involving over 1,800 patients. The second collaboration is a partnership with Micromet for the global development and commercialization of adecatumumab (MT201). This monoclonal antibody is currently in Phase II trials for the treatment of metastatic breast cancer and prostate cancer.

Conference Call and Webcast

Serono will hold a conference call on February 2nd, 2005, starting at 11:00 am Eastern Time (5:00 pm Central European Time) during which Serono Management will present the Company's Fourth Quarter and Full Year 2004 Results.

The event will also be relayed by live audio webcast which interested parties may access via Serono's Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event. Additionally, the webcast will be available for replay until close of business on February 20th, 2005.

###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
###

-more-

About Serono

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology. Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:
Media Relations:	Investor Relations:
Tel: +41-22-739 36 00	Tel: +41-22-739 36 01
Fax: +41-22-739 30 85	Fax: +41-22-739 30 22
http://www.serono.com	Reuters: SEO.VX / SRA.N
Bloomberg: SEO VX / SRA US
Serono, Inc., Rockland, MA
Media Relations:	Investor Relations:
Tel. +1 781 681 2340	Tel. +1 781 681 2552
Fax: +1 781 681 2935	Fax: +1 781 681 2912
http://www.seronousa.com

On the following pages, there are:

•	Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 12 months ended December 31, 2004 and 2003.

•
Consolidated income statements for the 3 and 12 months ended December 31, 2004 and 2003, the consolidated balance sheets as of December 31, 2004 and 2003, the consolidated statement of changes in equity as of December 31, 2004 and 2003, as well as the consolidated cash flow statements for the 12 months ended December 31, 2004 and 2003. These consolidated financial statements have been prepared on the basis of International Financial Reporting Standards. The accompanying notes to these 2004 full-year consolidated financial statements will be available upon the release of Serono’s 2004 Annual Report.

-more-

Sales by therapeutic area
	Three Months Ended			Three Months Ended
	December 31, 2004			December 31, 2003

	$ million	% of sales	% change $	$ million	% of sales
Neurology	319.1	52.8%	31.9%	241.9	46.6%
Reproductive Health	181.9	30.1%	(4.8%)	191.0	36.8%
Growth & Metabolism	76.4	12.6%	17.3%	65.1	12.5%
Dermatology	3.7	0.6%	n/a
Others	23.4	3.9%	10.1%	21.3	4.1%

Total sales (US$ million)	$604.5	100%	16.4%	$519.3	100%

Sales by geographic region
	Three Months Ended			Three Months Ended
	December 31, 2004			December 31, 2003

	$ million	% of sales	% change $	$ million	% of sales
Europe	247.8	41.0%	8.2%	229.0	44.1%
North America	232.7	38.5%	20.8%	192.7	37.1%
Latin America	30.6	5.1%	4.2%	29.4	5.7%
Others	93.4	15.4%	37.0%	68.2	13.1%

Total sales (US$ million)	$604.5	100%	16.4%	$519.3	100%

Sales by therapeutic area
	Twelve Months Ended			Twelve Months Ended
	December 31, 2004			December 31, 2003

	$ million	% of sales	% change $	$ million	% of sales
Neurology	1,123.0	51.6%	32.1%	850.2	45.8%
Reproductive Health	692.3	31.8%	(0.1%)	692.9	37.3%
Growth & Metabolism	269.8	12.4%	12.3%	240.2	12.9%
Dermatology	4.9	0.2%	n/a
Others	87.9	4.0%	17.7%	74.7	4.0%

Total sales (US$ million)	$2,177.9	100%	17.2%	$1,858.0	100%

Sales by geographic region
	Twelve Months Ended			Twelve Months Ended
	December 31, 2004			December 31, 2003

	$ million	% of sales	% change $	$ million	% of sales
Europe	895.2	41.1%	12.3%	796.8	42.9%
North America	837.9	38.5%	20.7%	694.3	37.4%
Latin America	111.1	5.1%	12.4%	98.8	5.3%
Others	333.7	15.3%	24.5%	268.1	14.4%

Total sales (US$ million)	$2,177.9	100%	17.2%	$1,858.0	100%

-more-

TOP TEN PRODUCTS

		Three Months Ended			Three Months Ended
		December 31, 2004			December 31, 2003

	* TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	310.0	51.3%	32.9%	233.2	44.9%
Gonal-f®	RH	151.1	25.0%	2.2%	147.9	28.5%
Saizen®	Growth	53.2	8.8%	25.8%	42.3	8.1%
Novantrone®	MS/Oncology	23.5	3.9%	5.0%	22.4	4.3%
Serostim®	Wasting	22.6	3.7%	(0.8%)	22.8	4.4%
Cetrotide®	RH	6.7	1.1%	(13.5%)	7.7	1.5%
Crinone®	RH	6.2	1.0%	(3.4%)	6.4	1.2%
Ovidrel®	RH	5.5	0.9%	50.7%	3.6	0.7%
Metrodin-HP®	RH	4.4	0.7%	(16.6%)	5.3	1.0%
Stilamin®	Other	4.2	0.7%	9.3%	3.9	0.7%

		Twelve Months Ended			Twelve Months Ended
		December 31, 2004			December 31, 2003

	* TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	1,090.6	50.1%	33.1%	819.4	44.1%
Gonal-f®	RH	572.7	26.3%	8.7%	526.9	28.4%
Saizen®	Growth	182.1	8.4%	20.2%	151.5	8.2%
Serostim®	Wasting	86.8	4.0%	(2.2%)	88.8	4.8%
Novantrone®	MS/Oncology	83.9	3.9%	8.8%	77.1	4.1%
Cetrotide®	RH	24.8	1.1%	(0.2%)	24.8	1.3%
Crinone®	RH	19.8	0.9%	(4.6%)	20.8	1.1%
Ovidrel®	RH	17.7	0.8%	43.3%	12.3	0.7%
Metrodin-HP®	RH	15.9	0.7%	(36.0%)	24.8	1.3%
Stilamin®	Other	15.8	0.7%	3.6%	15.3	0.8%

* Therapeutic Areas
RH	= Reproductive Health	Wasting	= AIDS Wasting
MS	= Multiple Sclerosis	Growth	= Growth Retardation
Oncology	= Oncology

-more-

Consolidated Income Statements

Three months ended December 31	2004	% of		2003	% of
	US$'000	Revenues	% change	US$'000	Revenues

Revenues
Product sales	604,467		16.4%	519,276
Royalty and license income	75,259		64.4%	45,788
Total Revenues	679,726	100.0%	20.3%	565,064	100.0%
Operating Expenses
Cost of product sales	73,017		(9.2%)	80,418
% of Sales	12.1%			15.5%
Selling, general and administrative	234,302	34.5%	31.0%	178,865	31.7%
Research and development	221,264	32.6%	78.1%	124,208	22.0%
Other operating expense, net	66,350	9.8%	35.0%	49,156	8.7%
Total Operating Expenses	594,933	87.5%	37.5%	432,647	76.6%
Operating Income	84,793	12.5%	(36.0%)	132,417	23.4%
Financial income, net	20,667		36.4%	15,154
Other income / (expense), net	16			(16,124)
Total Non Operating Income/(expense), net	20,683			(970)
Income Before Taxes and Minority Interests	105,476	15.5%	(19.8%)	131,447	23.3%
Taxes	13,943			19,742
Income Before Minority Interests	91,533			111,705
Minority interests	1,835			92
Net Income	89,698	13.2%	(19.6%)	111,613	19.8%

	2004	2003	% Change

Basic Earnings per Share (in U.S. dollars)
- Bearer shares	6.10	7.05	(13.6%)
- Registered shares	2.44	2.82	(13.6%)
- American depositary shares	0.15	0.18	(13.6%)

Diluted Earnings per Share (in U.S. dollars)
- Bearer shares	6.09	7.04	(13.5%)
- Registered shares	2.44	2.81	(13.5%)
- American depositary shares	0.15	0.18	(13.5%)

Basic earnings per share is calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group,
US$89.7 million (2003 US$111.6 million), by an appropriate number of shares. This is 10,307,628 bearer shares (2003 11,421,622)
and 11,013,040 registered shares (2003 11,013,040). The total weighted average equivalent number of bearer shares is 14,712,844
(2003 15,826,838) for the three months ended December 31, 2004. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all in the money share options granted to employees and directors. The convertible bond is antidilutive and therefore has not been included in the calculation of diluted earnings per share. The number of bearer shares used to calculate diluted earnings per share is 10,327,107 (2003 11,459,708).

Consolidated Income Statements

Twelve months ended December 31	2004 *	% of		2003 *	% of
	US$'000	Revenues	% change	US$'000	Revenues

Revenues
Product sales	2,177,949		17.2%	1,858,009
Royalty and license income	280,101		74.4%	160,608
Total Revenues	2,458,050	100.0%	21.8%	2,018,617	100.0%
Operating Expenses
Cost of product sales	304,111		8.8%	279,619
% of Sales	14.0%			15.0%
Selling, general and administrative	807,940	32.9%	26.9%	636,823	31.5%
Research and development	594,802	24.2%	27.2%	467,779	23.2%
Other operating expense, net	227,096	9.2%	13.8%	199,476	9.9%
Total Operating Expenses	1,933,949	78.7%	22.1%	1,583,697	78.5%
Operating Income	524,101	21.3%	20.5%	434,920	21.5%
Financial income, net	63,281		43.8%	44,018
Other expense, net	629			19,743
Total Non Operating Income, net	62,652			24,275
Income Before Taxes and Minority Interests	586,753	23.9%	27.8%	459,195	22.7%
Taxes	90,947			68,905
Income Before Minority Interests	495,806			390,290
Minority interests	1,653			327
Net Income	494,153	20.1%	26.7%	389,963	19.3%

* Extracted from the audited consolidated financial statements

	2004	2003	% Change

Basic Earnings per Share (in U.S. dollars)
- Bearer shares	32.35	24.63	31.3%
- Registered shares	12.94	9.85	31.3%
- American depositary shares	0.81	0.62	31.3%

Diluted Earnings per Share (in U.S. dollars)
- Bearer shares	32.29	24.59	31.3%
- Registered shares	12.92	9.84	31.3%
- American depositary shares	0.81	0.61	31.3%

Basic earnings per share is calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group,
US$494.2 million (2003 US$390.0 million), by an appropriate number of shares. This is 10,871,187 bearer shares (2003 11,427,194)
and 11,013,040 registered shares (2003 11,013,040). The total weighted average equivalent number of bearer shares is 15,276,403
(2003 15,832,410) for the twelve months ended December 31, 2004. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all in the money share options granted to employees and directors. The convertible bond is antidilutive and therefore has not been included in the calculation of diluted earnings per share. The number of bearer shares used to calculate diluted earnings per share is 10,896,618 (2003 11,452,890).
-more-

Consolidated Balance Sheets

As of	December 31, 2004 *	December 31, 2003 *
	US$'000	US$'000
Assets
Current Assets
Cash and cash equivalents	275,979	1,003,972
Short-term financial assets	784,999	434,810
Trade accounts receivable	427,935	318,388
Inventories	326,937	319,820
Prepaid expenses and other current assets	237,205	220,334
Total Current Assets	2,053,055	2,297,324

Non-Current Assets
Tangible fixed assets	799,878	701,453
Intangible assets	290,558	259,626
Deferred tax assets	198,467	169,693
Long-term financial assets	929,030	1,104,333
Other long-term assets	133,302	39,174
Total Non-Current Assets	2,351,235	2,274,279
Total Assets	4,404,290	4,571,603

Liabilities
Current Liabilities
Trade and other payables	426,616	338,862
Short-term financial debts	34,527	51,224
Income taxes	166,861	146,086
Deferred income - current	33,128	47,200
Other current liabilities	208,071	170,019
Total Current Liabilities	869,203	753,391

Non-Current Liabilities
Long-term financial debts	640,892	532,022
Deferred tax liabilities	24,242	15,919
Deferred income - non current	157,004	174,911
Provisions and other long-term liabilities	261,728	213,556
Total Non-Current Liabilities	1,083,866	936,408
Total Liabilities	1,953,069	1,689,799

Minority Interests	3,343	1,614

Shareholders' Equity
Share capital	254,420	253,895
Share premium	1,023,125	1,002,991
Treasury shares	(987,489)	(157,642)
Retained earnings	2,064,499	1,669,700
Fair value and other reserves	23,482	22,711
Cumulative foreign currency translation adjustments	69,841	88,535
Total Shareholders' Equity	2,447,878	2,880,190

Total Liabilities, Minority Interests and Shareholders' Equity	4,404,290	4,571,603

* Extracted from the audited consolidated financial statements

-more-

Consolidated Statement of Changes in Equity
						Cumulative
						foreign
					Fair value	currency
	Share	Share	Treasury	Retained	and other	translation
	capital	premium	shares	earnings	reserves	adjustments	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Balance as of January 1, 2003	253,416	989,141	(126,460)	1,364,626	(44,807)	25,282	2,461,198
Acquisition of treasury shares			(42,026)				(42,026)
Issue of share capital	479	13,725	10,844				25,048
Issue of call options on Serono shares		125		820			945
Issue of convertible debt					24,605		24,605
Net income				389,963			389,963
Dividend - bearer shares				(61,849)			(61,849)
Dividend - registered shares				(23,860)			(23,860)
Fair value adjustments on available-for sales investments					25,903		25,903
Recognition of unrealized loss on available-for-sale investments					11,265		11,265
Sale of available-for-sale investments					5,745		5,745
Translation effects						63,253	63,253
Balance as of December 31, 2003 *	253,895	1,002,991	(157,642)	1,669,700	22,711	88,535	2,880,190

Balance as of January 1, 2004	253,895	1,002,991	(157,642)	1,669,700	22,711	88,535	2,880,190
Acquisition of treasury shares			(833,148)				(833,148)
Issue of share capital	525	20,134	3,301				23,960
Net income				494,153			494,153
Dividend - bearer shares				(71,096)			(71,096)
Dividend - registered shares				(28,258)			(28,258)
Fair value adjustments on available-for sales investments					14,488		14,488
Fair value adjustments on financial instruments					(13,717)		(13,717)
Translation effects						(18,694)	(18,694)
Balance as of December 31, 2004 *	254,420	1,023,125	(987,489)	2,064,499	23,482	69,841	2,447,878
* Extracted from the audited consolidated financial statements
-more-

Consolidated Cash Flow Statements

Twelve months ended December 31	2004 *	2003 *
	US$'000	US$'000

Income before taxes and minority interests	586,753	459,195
Reversal of non-cash items
Depreciation and amortization	145,221	135,607
Financial income	(68,174)	(49,815)
Unrealized foreign exchange result	(39,137)	(14,671)
Financial expense	17,440	4,884
Loss on sale of available-for-sale investments	--	20,149
Other non-cash items	(52,248)	(16,647)
Cash Flow From Operating Activities Before Working Capital Changes	589,855	538,702

Working Capital Changes
Trade accounts payable, other current liabilities and deferred income	127,946	104,497
Trade accounts receivable and other receivables	(141,160)	(34,245)
Inventories	24,216	(7,265)
Prepaid expenses and other current assets	(28,253)	30,818
Taxes paid	(100,895)	(89,648)
Total working capital changes	(118,146)	4,157
Net Cash Flow From Operating Activities	471,709	542,859

Purchase of a subsidiary	--	(9,651)
Investment in tangible fixed assets	(178,919)	(162,527)
Proceeds from disposal of tangible fixed assets	5,569	11,081
Purchase of intangible and other long-term assets	(54,932)	(30,813)
Purchase of available-for-sale investments	(849,066)	(439,669)
Proceeds from sale of available-for-sale investments	654,628	8,058
Interest received	100,596	67,324
Net Cash Flow From Investing Activities	(322,124)	(556,197)

Acquisition of treasury shares	(811,677)	(42,026)
Proceeds from issue of Serono shares	10,333	13,105
Proceeds from exercise of options on Serono shares	2,163	7,536
Proceeds from issue of options on Serono shares	--	945
Proceeds from issue of convertible bond	--	444,820
Increase in long-term financial debts	48,661	53,948
Repayment of long-term financial debts	(5,214)	(23,086)
Change in short-term financial debts	(12,312)	(27,096)
Other non-current liabilities	(6,699)	(15,717)
Interest paid	(4,215)	(4,361)
Dividends paid	(99,354)	(85,709)
Net Cash Flow From Financing Activities	(878,314)	322,359
Effect of Exchange Rate Changes on Cash and Cash Equivalents	736	8,918
Net change in Cash and Cash Equivalents	(727,993)	317,939

Cash and cash equivalents at the beginning of period	1,003,972	686,033
Cash and cash equivalents at the end of period	275,979	1,003,972

* Extracted from the audited consolidated financial statements
-more-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

February 1, 2005	By: /s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer